ROYAL INVEST INTERNATIONAL CORP.
116 Court Street, Suite 707
P.O. Box 1666
New Haven, Connecticut 06507

 Mail Stop 3010

October 20, 2009

Filed via EDGAR

Jorge L. Bonilla, Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Royal Invest International Corp.
           File No. 000-27097
           Form 10-K for the year ended December 31, 2008
                   Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Dear Mr. Bonilla:

On behalf of Royal Invest International Corp., Commission File Number 000-27095 (hereinafter "the Company"), I Jerry Gruenbaum the CEO, hereby in accordance with your letter dated September 11, 2009, state as follows:

●  Form 10-K for the Fiscal Year Ended December 31, 2008

     Financial Statements

     Consolidated Statements of Changes in Stockholders’ Equity, page 29

1.	We will disclose the total amount of comprehensive income in future filings.

Note 3 – Summary of Significant Accounting Policies

Rental Property, Page 30

2.
The leases were evaluated for above and below-market leases and did not result in any adjustment as the total amounts were deemed insignificant when compared to the total assets of the Company at December 31, 2007.

As no adjustment was required there is no capitalized above-market lease value to amortize.

3.
The only intangible asset recorded was goodwill in the acquisition of Royal Invest Germany Properties 1 B.V. (formerly known as Rico Staete B.V.).  No amounts were allocated to above-market leases, below-market leases, or in-place lease values for the reason stated in number 2 above.

Derivative Instruments, page 32

4.
With respect to the hedging contract (Bank of Scotland Loan Agreement) it was determined that the derivative elements need not be accounted for separately or recorded as a derivative liability in the Company’s financial statements.  All payments for interest and the various components of the swap and cap portions of the Agreement are recorded as interest expense in the financial statements.  Following is a summary of the points of SFAS 133 Paragraph 6 and reasons for reaching this conclusion:

1.	Per Paragraph 6a the agreement must have one or more underlyings, and one or more notional amounts or payment provisions or both.

          There is an underlying in the form of a specified interest rate as well as a notional in the form of the Euro amount that will be swapped.  Therefore Condition 6c is met.

2.
Per Paragraph 6b the agreement requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

There is no initial net investment required so Condition 6b is met.

3.
Per Paragraph 6c the terms of the agreement require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount.   Condition 6a is met

Since all conditions of paragraph 6 are met, both hedge agreements are defined as derivatives per SFAS 133 Paragraph 6.

Bifurcation of Embedded Derivatives:

Test of Interest Rate Swap Agreement:

1.	Per Paragraph 13a the hybrid instrument can contractually be settled in such a way that the investor would not recover substantially all of its initial recorded investment.

The €65M Interest Rate Swap Agreement does not require the Bank to pay Royal under any circumstances.  Therefore, there is no possible scenario in which the hybrid instrument can contractually be settled in such a way that the investor would not recover substantially all of its initial recorded investment.  Therefore Condition 13a is not met.

2.	Per Paragraph 13b the embedded derivative must meet both of the following criteria:

                   13b(1)  There is a possible future interest rate scenario (even though it may be remote) under which the embedded derivative would at least double the investor’s initial rate of return on the held contract.

13b(2)  For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, the embedded derivative would at the same time result in a rate of return that is at least twice what would otherwise be then-current market return for a contract that has the same terms as the host contract and that involves a debtor with credit quality similar to the issuer’s credit quality at inception.

The €65M Interest Rate Swap Agreement limits the Bank’s potential return by allowing Royal to pay a fixed rate.  Therefore, there is no possible scenario in which the investor’s return could be doubled.  Condition 13b is not met.

Since neither Condition 13b nor 13a is met, Condition 12a fails.  As a result the €65M Interest Rate Swap Agreement is an embedded derivative which is clearly and closely related to its host contract.  Therefore, it should not be separated from the host contract.

Test of Interest Rate Cap Agreement:

Following the same points as identified for the Test of Interest Rate Swap as identified above, the conclusions are as follows:

1.
In response to Paragraph 13a, the €20M Interest Rate Cap Agreement represents only 20% of the original loan commitment.  For this reason, the impact of any gains or losses is minimal in relation to the contract as a whole.  It is effectively impossible for any scenario to arise in which the investor would not recover substantially all of its initial recorded investment.  Condition 13a fails the test.

2.	Paragraph 13b is answered in two parts:

13b(1) At its inception, the loan yielded an effective interest rate of 4.65%.  In order for the effective interest rate to be more than double the initial rate of return on this portion of the credit line, Euribor would have to rise to 8%.  Euribor rose to 8%, the interest due to the Bank on this portion of the credit line would be 9.32%.  This is more than double the initial rate of return.

However, €20M is only a small portion of the entire credit line of €100M.  The increased profit derived from the €20M agreement must be applied to the entire €100M loan.

In order to achieve a doubling of the initial rate of return, 4.65%, Euribor would have to rise to approximately 50%.  Since its inception, Euribor has never exceeded 5.34%.  Therefore it is highly improbable that this could ever happen.  However, the 13b(1) test states “even though it may be remote” that the possibility is what matters.  Therefore Condition 13b(1) is met.

13b(2) The likelihood of Euribor reaching 50% or higher is infinitesimally small.  If it were ever to occur, market rates offered by other comparable instruments would certainly rise in concert with that of the €20M derivative.  Therefore, there is no scenario in which the agreement could result in returns that are double the host contract’s initial rate of return and double hypothetical current market rates of comparable contracts.  Condition 13b(2) is not met, therefore as a result Condition 13b is not met.

Since neither Conditions 13a nor 13b are met, Condition 12a fails.

In conclusion, it was determined that both agreements meet the definition of embedded derivatives that are clearly and closely related to their host contract, the €100M loan agreement.  Therefore, it was concluded that the embedded derivatives should not be separated from the host contract.

Note 5 – Real Estate Transactions, page 36

5.
The acquisitions were recorded as straight purchases of property and subsidiaries pursuant to the circumstances.  The acquisitions were not treated as a reverse merger as nine (9) of the eighteen (18) properties were acquired from two (2) individuals (not from companies), so no stock was received by the Company in the transaction, and therefore no subsidiaries were acquired.  The remaining nine (9) properties were acquired through the acquisition of three (3) unrelated subsidiaries.  Subsequent to the transactions Mr. Franciscus Adrianus Maria Faijdherbe and Mr. Muermans were the significant owners of the Company’s common stock at December 31, 2007.  Additionally, there was no change in management as the Company’s CEO and CFO, as well as the members of the Board of Directors, subsequent to the transactions are the same individuals as prior to the transactions being consummated.

The basis assigned to the common stock issued in the transactions was valued utilizing the closing price of the Company’s common stock on the day a definitive purchase agreement was finalized and as stated in such agreement.

The stock acquisitions, as explained in Note 4 to the financial statements, are as follows:

On July 19, 2007, through the Company’s subsidiary Royal Invest Europe B.V., the Company acquired all of the outstanding shares of common stock of Rico Staete B.V. for €1,038,969 (approximately $1,528,270 USD) paid with 15,282,696 newly issued shares of common stock at $0.10 per share.  Rico Staete B.V. owns a commercial real estate property located at Tackenweide 48, in Emmerich, Germany, consisting of approximately 9.005 m2 rentable floor surface business accommodation as well as 1.478 m2 rentable floor surface office space.  Rico Staete B.V. has changed its name to Royal Invest Germany Property 1 BV (“RIGP1”).

The fair value of the assets acquired as disclosed in Note 4 to the financial statements was as follows:

Cash	$46,213
Accounts Receivable	156,130
Value Added Tax Receivable	60,812
Land and Building	6,250,384
Total Assets Acquired	6,513,539
Less: Liabilities Assumed	5,113,529
Net Assets Acquired	$1,400,010

The fair value of the assets acquired should have been disclosed as follows:

Cash	$46,213
Accounts Receivable	156,130
Value Added Tax Receivable	60,812
Land and Building	6,378,644
Total Assets Acquired	6,641,799
Less: Liabilities Assumed	5,113,529
Net Assets Acquired	$1,528,270

We will reflect the proper amounts in future filings.

On December 27, 2007, through the Company’s subsidiary Royal Invest Europe B.V., the Company acquired all of the outstanding shares of common stock of AmogB B.V. for €4,595,907 (approximately $6,789,000 USD) of which €3,149,907 (approximately $4,599,000 USD) was paid in cash and €1,446,000 (approximately $2,190,000 USD) was paid with 2,190,000 newly issued shares of common stock at $1.00 per share.  AmogB B.V. owns a portfolio of mortgaged commercial properties in the Netherlands.

The fair value of the assets acquired was as follows:

Accounts Receivable	$9,000
Land and Buildings	21,660,000
Total Assets Acquired	21,669,000
Less: Liabilities Assumed	14,880,000
Net Assets Acquired	$6,789,000

On December 27, 2007, through the Company’s subsidiary Royal Invest Europe, B.V., the Company acquired all of the outstanding shares of common stock of Alfang B.V. for €2,208,000 (approximately $3,047,000 USD) of which €708,000 (approximately 1,022,000 USD) was paid in cash and €1,500,000 (approximately $2,025,000 USD) was paid with 1,687,500 newly issued shares of common stock at $1.20 per share.  Alfang B.V. owns a portfolio of mortgaged commercial properties in the Netherlands.

The fair value of the assets acquired was as follows:

Cash	$585,000
Accounts Receivable	574,000
Value Added Tax Receivable	4,000
Land anf Buildings	20,068,000
Total Assets Acquired	21,231,000
Less: Liabilities Assumed	17,979,000
Net Assets Acquired	$3,252,000

   6.           The Registrant will revise the Certifications Exhibit 31.1 and 31.2 to omit the date of the filing in the first paragraph and will use the word “registrant” instead of “small business issuer” in the third paragraph in all future filings to comply with the exact requirements if Item 601(b)(31) of Regulation S-K.

              7.           The Registrant will revise the Certifications Exhibit 31.1 and 31.2 to omit the date of the filing in the first paragraph and will use the word “registrant” instead of “small business issuer” in the third paragraph in all future filings to comply with the exact requirements if Item 601(b)(31) of Regulation S-K.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum
Chief Executive Officer

cc: Cicelia LaMothe, SEC Branch Chief SEC